UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
[ ] Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instruction 1(b).
() Form 3 Holdings Reported
(x) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Pomeroy, David B.
   903 Squire Oaks Drive
   Villa Hills, KY USA 41017
2. Issuer Name and Ticker or Trading Symbol
   Pomeroy Computer Resources, Inc. PMRY
3. IRS Identification Number of Reporting Person, if an entity (voluntary)
   ###-##-####
4. Statement for Month/Year
   12/31/99
5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (x) Director  (x) 10% Owner (x) Officer (give title below)
   ( ) Other (specify below)
   Chief Executive Officer
7. Individual or Joint/Group Filing (Check applicable line)
   (x) Form Filed by One Reporting Person
   ( ) Form Filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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Common stock, par value $0.01|      |    |                  |   |           |2239550 [1]        |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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Stock Options (Right to |10.69   |12/15|A   |50000      |   |12/15|12/15|Common      |50000  |       |240875      |D [|            |
Buy)                    |        |/99  |    |           |   |/99  |/04  |stock, par  |       |       |            |2] |            |
                        |        |     |    |           |   |     |     |value $0.01 |       |       |            |   |            |
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Explanation of Responses:
1. Includes 22,636 shares owned by his spouse as to which Mr. Pomeroy disclaims beneficial ownership and 36,417 shares held in Pomeroy Computer Resources Inc. 401(k) plan.
2. Balance of 240,875 options includes 37,500 options which were originally granted on January 6, 1997. These options were originally granted in the amount of 25,000 with an exercise price of $34.19. In September 1997, the Board of Directors authorized a three-for-two stock split. As a result, the options were increased to 37,500 with an exercise price of $16.63. However, previously reports on Form 4 did not account for the stock split and continue to reflect only 25,000 options.

David B. Pomeroy
SIGNATURE OF REPORTING PERSON
/Signature/

DATE
2/14/00